             Exhibit 99.1

Date: News Release: Ticker Symbols:	October 26, 2026 26-37 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces the Signing of the Refurbishment Contract for the Springer Mill, Engages with Wood Group and Acquires Accommodations for Springer Site

TORONTO, Ontario – October 26, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM), is pleased to announce several important milestones at the Company’s Springer Tungsten Mine in Imlay, Nevada (“Springer”). The Company has contracted RAM Enterprise Inc. (“RAM”) of Elko, Nevada for the refurbishment of the Springer processing plant, with Nordmin Engineering Ltd. (“Nordmin”) providing engineering as part of the RAM team. The processing plant refurbishment is expected to finish Q4 2027. In addition, the Company has engaged Wood Group USA Inc. (“Wood”) as Owner’s Engineer for the Springer mill refurbishment and restart. Blue Moon has also signed a binding deal to acquire accommodations for workers during construction at Springer.

RAM has served the Nevada and western United States mining industry since 1991, with an established in-state base of industrial construction, mechanical, electrical and process plant maintenance capability and a workforce certified to work in an operating mine environment. RAM’s scope includes assessment and refurbishment of the process plant and supporting infrastructure, including upgrading of the electrical and instrumentation systems, and commissioning and start-up support. RAM will be supported by Nordmin, a full-service mining engineering and EPCM firm with over twenty years of experience across the mine life cycle, from detailed engineering through construction management and operations support, with offices in Thunder Bay, Sudbury and Salt Lake City.

Wood is a global leader in consulting, engineering and operations for the energy and materials sectors, supporting clients across the full project lifecycle. With more than 60 years of mining, minerals and metals experience, Wood has completed over 3,000 studies and delivered more than 250 major projects worldwide. As Owner’s Engineer for the Springer Project, Wood will provide independent engineering review and oversight of design, procurement and construction activities, including review of contractor deliverables, cost and schedule, and quality and commissioning readiness.

Skott Mealer, President and COO of Blue Moon states, “Tungsten has not been mined commercially in the United States since 2015. Springer is being advanced to help restore that domestic supply of a metal vital to industry and national defense. We are pleased to be doing this work in Nevada, with experienced in-state contractors now engaged and the site team and accommodations in place to support an accelerated program. We are advancing rapidly toward a targeted restart in late 2027, and the project will be a meaningful source of employment and economic activity in Pershing County and the State of Nevada.”

ACQUISITION OF ACCOMMODATIONS SITE FOR SPRINGER

Blue Moon has signed an agreement to acquire an accommodations site near Springer. The property being acquired is currently operating as a recreational vehicle (RV) park, including 31 RV sites and 5 mobile home sites, with septic, power and water systems servicing the units. Blue Moon intends to use the site to house employees and contractors during construction, and will evaluate further expansions, including a previously permitted expansion with an additional 14 RV sites. Access to the Property from Springer is via Tungsten road adjacent to highway I-80, totaling approximately 7 miles from the mill.

Blue Moon is acquiring the Property free and clear of all material encumbrances for consideration of US$1.7 million in cash. A purchase agreement was executed by the parties on October 5, 2026, with closing expected in December 2026. No finders’ fees are being paid on this Acquisition.

Date: News Release: Ticker Symbols:	October 26, 2026 26-37 TSXV: MOON; NASDAQ: BMM

Figure 1: Accommodations property (lower centre) with Springer visible in background

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Reza Ehsani, P.Eng., as SVP Projects for Blue Moon and is therefore a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 6 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, the Apex germanium-gallium-copper project in the United States and the Turner gold-copper-zinc-silver project in the United States. All 6 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	October 26, 2026 26-37 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize, and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.